Filed by Viacom Inc., pursuant to Rule 425
under the Securities Act of 1933, as amended.

Subject Company: Viacom Inc.

Commission File No.: 001-09553

On September 13, 2005, Tom Freston, Co-President and Co-Chief Operating Officer of Viacom Inc., used the below slides in connection with his presentation at the Merrill Lynch Media and Entertainment Conference.

today's

VIACOM

Cable Networks

Entertainment

Television

Radio

Outdoor

Publishing & Parks

An Integrated Approach

Cable Networks
CMT
Consumer-Focused
Branded Content
NICK.com
Digital / Interactive
Filmed
Entertainment

The Leading Worldwide Cable Network Group

MTVN & BET

El
verdadero
sexto
sentido
Euro Top20
Takeuchi Ayako
МУЗЫКАЛЬНОЕ ТЕЛЕВИДЕНИЕ
O MELHOR do ACUSTICO
Polska Lista
french link
LIVE SHOW
TRACKTANKEMTV.DE
Nick Jr.
Kindertelevisie
REVISTA MTV
NICKELODEON
BOB ESPONJA

The Leading Worldwide Cable Network Group

Key Growth Drivers

Cable Networks
Advertising Growth
Programming Success
Multiplatform Extensions
Secure Distribution
International Expansion
New Brands & Franchises

The Leading Worldwide Cable Network Group

Proven Programming Formula Drives Ratings Success

KIDS
TEENS & YOUNG ADULTS
ADULTS
-4%
+26%
+7%
+11%
+88%
+5%
+7%
+9%
+18%
+22%
+35%
2-11
2-11
12-34
18-34
9-14
18-49
18-49
18-49
25-54
18-49
18-49

Source: Nielsen, Season to date

The Leading Worldwide Cable Network Group

Multiplatform Model: MTV Example

Television
Channels
hits!
VOD
comcast
MUSIC TELEVISION
Internet /
Broadband
mtv.com
OVERDRIVE
Wireless
verizon
mobile
CHINA MOBILE
Films
COACH
CARTER
THE LONGEST YARD
Consumer
Products,
Games, DVD's
myelin
XM SATELLITE RADIO
MIDWAY
LAGUNA BEACH

The Leading Worldwide Cable Network Group

Secure Distribution and Growth

Affiliate Agreements
Comcast
FOXTEL
DIRECTV
BSkyB
ntl:
COX
Jupiter
TIME WARNER CABLE
Charter
SingTel
TPS
dish NETWORK
CableVisión
SKY
Adelphia
CABLEVISION
Mediacom
sky
KONAMI
STAR TREK
iTV

The Leading Worldwide Cable Network Group

Expanding Global Footprint

CHANNELS
54
111
2000
2005
TERRITORIES
139
167
2000
2005
LANGUAGES
9
17
2000
2005
HOMES
(in millions)
335
430
2000
2005

The Leading Worldwide Cable Network Group

UK: A Case Study in Scale

BRANDS
3
5
2000
2005
CHANNELS
9
16
2000
2005
PLATFORMS
2
ONLINE
PAY TV
4
WIRE-LESS
DTT
ONLINE
PAY TV
2000
2005
AD SHARE
5.9%
8.8%
2000
2005
REVENUE
($ in mm)
$160
$278
2000
2005

The Leading Worldwide Cable Network Group

Creating New Brands & Franchises

- Gay and lesbian network
- Caribbean music and lifestyle network
- Four U.S. customized ethnic networks
- Wireless platform in Japan

Additional brands in development

Rebirth of Paramount Pictures

WAR
The Godfather
Paramount

Rebirth of Paramount Pictures

Key Growth Drivers

Paramount
Entertainment
New Motion Picture Model
International Expansion
Exploit Home Entertainment

Rebirth of Paramount Pictures

Worldwide Home Entertainment Consumer Spending

Annual Growth
12%
15%
10%
25%
10%
2004
2005
YTD
2006
INDUSTRY
PARAMOUNT

Source: Nielsen

Rebirth of Paramount Pictures

Growing Market Share

11.0%
12.7%
15.8%
2003
2004
2005 YTD
CATALOG on DVD
9.0%
12.1%
17.4%
2003
2004
2005 YTD
TV on DVD

Source: Nielsen

the new
VIACOM
BET
NICK NITE
TV LAND
CMT
COMEDY CHANNEL
Spike
MTV
MTV NETWORKS
COMEDY CENTRAL
VH1
THE SUITE

Searchable text section of graphics shown above

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TOM FRESTON

Cautionary Statement Regarding Forward-Looking Statements:

This presentation contains both historical and forward-looking statements. All statements, including business outlook, that are not statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause the actual results, performance or achievements of Viacom to be different from any future results, performance and achievements expressed or implied by these statements. There may be additional risks, uncertainties and factors that Viacom does not currently view as material or that are not necessarily known. The risk factors set forth in Viacom’s previous news releases and filings with the Securities and Exchange Commission could affect future results, causing these results to differ materially from those expressed in Viacom’s forward-looking statements. The forward-looking statements included in this presentation are made only as of the date of the live presentation, and Viacom does not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances. You should not rely on the continued accuracy of any information contained in the presentation after the date of the live presentation.

This presentation contains information relating to the proposed separation of Viacom into two publicly traded companies. In connection with the proposed transaction, Viacom intends to file a Registration Statement on Form S-4 with the SEC.  Investors and security holders are urged to read the Registration Statement and related materials that are filed with the SEC when they become available, because they will contain important information about the proposed transaction.  Investors and security holders will be able to obtain copies of these documents, and other documents containing information about Viacom, without charge, at the SEC’s website at www.sec.gov.

Any other information relating to the presentation may be found at Viacom’s corporate website on the internet at www.viacom.com.

[LOGO]

TOM FRESTON

today’s

[LOGO]

Cable Networks

Entertainment

Television

Radio

Outdoor

Publishing & Parks

[LOGO]

the new

[LOGO]

Cable Networks

Entertainment

[LOGO]

An Integrated Approach

[GRAPHIC]

Cable Networks

Consumer-Focused Branded Content

[GRAPHIC]	[GRAPHIC]

Digital / Interactive	Filmed Entertainment

Investment Thesis

[LOGO]

•	Creator of premiere global entertainment brands and content

•	Clear leadership in cable networks worldwide

•	Studio provides revitalization and worldwide expansion opportunity

•	Positioned to capitalize on digital platforms and leverage infrastructure to create new brands

•	Strong EPS and free cash flow generation

Key Operating Philosophies

[GRAPHIC]

•	Culture of creativity and innovation

•	Obsessive consumer focus – strong connection with specialized audiences

•	Methodically evolve brands built on compelling content

•	Extend demographic positions into new markets and platforms

•	Leverage global position

•	Best in class operations / financial discipline

The Leading Worldwide Cable Network Group

MTVN & BET

[GRAPHIC]

• Strong creative heritage

• Leadership in key operating metrics

• 111 channels

• 430mm households

• 17 languages

• 95 websites/broadband networks

• 18,000 programming hours in library

• Strong financial track record

The Leading Worldwide Cable Network Group

Global Reach

[GRAPHIC]

USA - 26 Channels

MTV

MTV

MTV2

MTV Desi

MTV Espanol

MTV Hits

MTV Jams

MTV Puerto Rico

mtvU

VH1

VH1

VH1 Classic

VH1 Country

VH1 Megahits

VH1 Soul

VH1 Uno

NICKELODEON

Nickelodeon

Nick at Nite

Nick GAS

Nicktoons TV

Noggin

CMT

COMEDY CENTRAL

LOGO

SPIKE TV

TV LAND

BET

BET

BET GOSPEL

BET HIP-HOP

BET JAZZ

CANADA

TV LAND

EUROPE / MIDDLE EAST / AFRICA  - 57 Channels

MTV

base (Africa)

Denmark

España

European

France

Germany (MTV2 Pop)

Italia (MTV Brand

New, MTV Hits)

Netherlands

Nordic

Polska (MTV Classic)

Portugal

Romania

Russia

UK / Ireland (MTV base, MTV Dance, MTV Hits, MTV2)

VH1

UK (VH2, VH1 Classic)

European

NICKELODEON

Cyprus

Espana

European

Israel

Italia

Netherlands (Nick Jr.)

Nordic

Portugal

UK (Nick Jr, Nick Replay, Nick Toons TV)

TMF

Flanders

Netherlands (TMF Pure, NL, Party)

UK

PARAMOUNT COMEDY

Italia

Spain

UK (1, 2)

VIVA

Germany (Viva+)

Hungary

Polska

Switzerland

GAME ONE

France

Israel

THE BOX

Netherlands

ASIA / PACIFIC - 20 Channels

MTV

Australia

China

India

Indonesia

Japan

Korea

Mandarin

Philippines

Southeast Asia

Thailand

VH1

Australia

India

Indonesia

Thailand

NICKELODEON

Asia

Australia

(Nick Jr Australia)

India

Japan

Philippines

LATIN AMERICA - 7 Channels

MTV

Brasil

MTV (North)

MTV (South)

VH1

Latin America

NICKELODEON

Brasil

Nickelodeon (North)

Nickelodeon (South)

The Leading Worldwide Cable Network Group

Key Growth Drivers

[GRAPHIC]

Advertising Growth
Programming Success
Cable Networks	Multiplatform Extensions
Secure Distribution
International Expansion
New Brands & Franchises

The Leading Worldwide Cable Network Group

Advertising Continuing to Migrate to Cable

[GRAPHIC]

• Beneficiary of more targeted advertising environment

• Opportunity to exploit value gap versus broadcast

• Improvements in enabling infrastructure facilitate ad buys

• Significant opportunity for many of our networks

• Continued ratings success

The Leading Worldwide Cable Network Group

Proven Programming Formula Drives Ratings Success

KIDS	TEENS & YOUNG ADULTS	ADULTS

[CHART]	[CHART]	[CHART]

Source: Nielsen, Season to date

The Leading Worldwide Cable Network Group

Multiplatform Model: MTV Example

Television Channels [LOGO]

VOD [LOGO]		Internet/Broadband [LOGO]
[LOGO]
Wireless [LOGO]		Consumer Products, Games, DVD’s [LOGO]

Films [LOGO]

The Leading Worldwide Cable Network Group

Secure Distribution and Growth

[GRAPHIC]

Affiliate Agreements           [LOGO]

The Leading Worldwide Cable Network Group

Expanding Global Footprint

CHANNELS	TERRITORIES	LANGUAGES	HOMES

[CHART]	[CHART]	[CHART]	[CHART]

The Leading Worldwide Cable Network Group

UK: A Case Study in Scale

BRANDS	CHANNELS	PLATFORMS	AD SHARE	REVENUE

[CHART]	[CHART]	[CHART]	[CHART]	[CHART]

The Leading Worldwide Cable Network Group

Creating New Brands & Franchises

[LOGO]	•	Gay and lesbian network

[LOGO]	•	Caribbean music and lifestyle network

[LOGO]	•	Four U.S. customized ethnic networks

[LOGO]	•	Wireless platform in Japan

Additional brands in development

Strong and Rapidly Growing Digital Presence

Digital / Interactive

MTV

mtv.com

mtv.co.uk

mtv.it

mtv.de

mtv.ru

mtv.nl

mtv.fr

mtv2.co.uk

mtv.es

mtv.pl

mtve.com

mtv.ro

mtv2.com

mtv2europe.com

mtv.com.br

mtvla.com

mtvjapan.com

mtvasia.com

mtv.co.kr

mtv-china.com

mtvindia.com

mtvthailand.com

mtvchinese.com

mtv.com.au

mtvcanada.com

european.mtve.com

broadbandmtv.com

mtv2pop.de

mtveurope.com

mtvringtones.com

mtvnews.com

mobilemtv.com

VH1

vh1.com

vh1.co.uk

vh1e.com

vh1savethemusic.com

vh1musicstudio.com

vh1classic.com

vh1megahits.com

vh1soul.com

vh1country.com

vhuno.com

vh1.com.au

vh1la.com

NICKELODEON

nick.com

nickjr.com

nick-at-nite.com

nickelodeon.com.au

nickjr.com.au

nick.co.uk

nickjr.co.uk

teachers.nick.com

gas.nick.com

mundonick.com

noggin.com

nickelodeon.nl

nickelodeon.be

nickelodeon.se

nickelodeon.dk

nickelodeon-es.com

the-n.com

MTVU

mtvu.com

TMF

tmf.be

tmf.nl

PARAMOUNT

paramount.com

paramountclassics.com

OTHER

bet.com

cmt.com

cmtcanada.com

spiketv.com

staying-alive.org

tvland.com

tvlandcanada.com

comedycentral.com

gameone.net

neopets.com

WIRELESS

China Mobile

Do Co Mo

Flux

J-Phone

Motorola

Optus

Singtel

T-Mobile

Verizon

Virgin Mobile

Vodaphone

3 G

Strong and Rapidly Growing Digital Presence

Key Growth Drivers

[GRAPHIC]

	Consumer Trends	Leverage consumer usage and advertiser acceptance

Digital/Interactive	Migrate Brands	Extend existing brands to reinforce position and broaden participation

	Expand Brand Portfolio	Develop/acquire brands to exploit new behaviors/build demographic positions

We will continue to build / buy / partner

Strong and Rapidly Growing Digital Presence

Neopets: Extending Kids Leadership Position Online

[GRAPHIC]

•                  Cements leadership position with kids/youth demo

•                  Creates kids on-line ad market leader

•                  Opportunity to transform existing consumer licensing business

•                  Meets all financial hurdles

Rebirth of Paramount Pictures

[GRAPHIC]

•                  Iconic studio with rich history

•                  Deep library

•                  Strongest summer in history

•                  New leadership:

Brad Grey, Gail Berman,

Rob Moore, Tom Lesinski

Rebirth of Paramount Pictures

Key Growth Drivers

[GRAPHIC]

New Motion Picture Model

Entertainment	International Expansion

Exploit Home Entertainment

Rebirth of Paramount Pictures

Cable Networks + Film = A Powerful New Combination

[GRAPHIC]

[LOGO]

•                  DEMOGRAPHIC ALIGNMENT

•                  MTVN / BET lead in 2-34’s

•                  Core audience that opens and drives movies

•                  CREATIVE / MARKETING

•                  Tap into “built-in” audience and global marketing advantage

•                  Great talent connections

•                  Benefit from consumer insights

•                  HOME ENTERTAINMENT

•                  Market share expansion

•                  Increased TV product on DVD

•                  Unique made for DVD Product

Rebirth of Paramount Pictures

New Motion Picture Model

[GRAPHIC]

•      A Balanced Portfolio of Films, Which Includes Comedies, Prestige Films and Tent-Pole Movies to Anchor Our Slate

•      Paramount Is Becoming A Home To The Best Talent In The Business

•      Grow The Nick Movies And MTV Films Brands

Rebirth of Paramount Pictures

New Global Vision

[GRAPHIC]

•      Retain more film rights

•      Build wholly owned theatrical and television distribution capabilities

•      Cultivate local language productions

•      Add additional international distribution depth in Eastern Europe and Asia

Rebirth of Paramount Pictures

Fully Realize Home Entertainment Potential

[GRAPHIC]

•      Exploit industry growth – mine film and TV library

•      Pursue smart acquisitions of content

•      Grow share of made-for-video segment

•      Expand distribution beyond existing retail channels

Rebirth of Paramount Pictures

Worldwide Home Entertainment Consumer Spending

[CHART]

INDUSTRY	PARAMOUNT

Source: Nielsen

Rebirth of Paramount Pictures

Growing Market Share

[CHART]	[CHART]

CATALOG on DVD	TV on DVD

Source: Nielsen

The New Viacom:

Value Creation

[LOGO]

•      Focus on sustainable revenue, EPS and FCF growth

•      Invest in driving growth in core businesses

•      Pursue fiscally responsible, targeted acquisitions

•      Enhance free cash flow generation

•      Appropriately lever capital structure

•      Initiate substantial share repurchase program

•      Improve marginal ROIC

The New Viacom:

A Company to Own

[GRAPHIC]

•      Best-in-class brands and multiplatform content

•      Proven track record of creative innovation and growth

•      Significant opportunity to invest in and expand franchises worldwide

•      Great management team focused on creating shareholder value the new

[LOGO]